                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 2)

                           MOTORVAC TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   620105 10 6
                      (CUSIP Number of Class of Securities)

                                  LEE W. MELODY
                           MOTORVAC TECHNOLOGIES, INC.
                               1431 S. VILLAGE WAY
                           SANTA ANA, CALIFORNIA 92705
                                 (714) 558-4822
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                    COPY TO:

                                  BARRY D. FALK
                           JEFFERS, SHAFF & FALK, LLP
                       18881 VON KARMAN AVENUE, SUITE 1400
                            IRVINE, CALIFORNIA 92612
                                 (949) 660-7700

                            CALCULATION OF FILING FEE

       Transaction Valuation*                         Amount of Filing Fee
             $5,642,582                                      $1,129

                    * Determined pursuant to Rule 0-11(b)(1).
          Assumes the purchase of 1,612,166 shares at $3.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: $1,129.  Filing Party:  MOTORVAC TECHNOLOGIES, INC.
     Form or Registration No: TO.     Date Filed:  August 3, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [X] going private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [X]

         This Amendment No. 2, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO, dated August 3, 2000, filed by MotorVac Technologies, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 to the Schedule TO dated September 13, 2000, filed by the Company (the "Schedule TO") with the Securities and Exchange Commission relating to the tender offer by the Company to purchase up to 1,612,166 shares of its common stock, $0.01 par value per share, tendered pursuant to the tender offer at a purchase price of $3.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were previously filed as Exhibits (a) (1) (i) and (a) (1) (ii) to the Schedule TO. This is the Final Amendment to the Schedule TO pursuant to Rule 13e-3(d)(3) and Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, and is being filed to report the results of the Offer.

         The information set forth in the Offer to Purchase, including all schedules and exhibits thereto, as amended as set forth in Amendment No. 1 to the Schedule TO, is hereby expressly incorporated herein by reference in response to all the Items of the Schedule TO, except as otherwise set forth below.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby supplemented and amended by adding the following:

        The Offer expired at 5:00 P.M., Eastern Time, on Friday, September 15, 2000 (the "Expiration Date"). Pursuant to the Offer, based on a final report from U.S. Stock Transfer Corporation, the depositary for the Offer, as of the Expiration Date, 962,116 Shares were validly tendered and not withdrawn in the Offer, including Shares subject to guarantee of delivery, representing approximately 21% of the outstanding shares of common stock of the Company. The Company purchased the tendered Shares at an aggregate purchase price of approximately $3,367,406. Following the purchase of the Shares tendered in the Offer, the Company will have 3,595,900 shares of common stock outstanding.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         MotorVac Technologies, Inc.

                                         By: /s/ Lee W. Melody
                                         ------------------------------------
                                         Name:  Lee W. Melody
                                         Title: President and Chief Executive
                                                Officer
                                         Dated: September 27, 2000


                                       1